Filed by Blue Chip Value Fund, Inc.
Pursuant to Rule 425 of the Securities
Act of 1933 and Deemed
Filed pursuant to Rule 14a-6 Under the Securities Act of 1934

Subject company: Westcore Trust
Commission File No. 811-03373

NEWS RELEASE       FOR IMMEDIATE RELEASE

DATE:           TUESDAY, FEBRUARY 8, 2011

FROM:	BLUE CHIP VALUE FUND, INC.	CONTACT:	Margaret Jurado
	(NYSE: BLU)		Blue Chip Value Fund
	DENVER, COLORADO 80202		Investor Relations
(800) 624-4190

BLUE CHIP VALUE FUND ANNOUNCES STOCKHOLDER

APPROVAL OF PROPOSED REORGANIZATION

DENVER, CO.  (February 8, 2011). Blue Chip Value Fund, Inc. (NYSE:BLU) announced today that its stockholders have approved the reorganization of the Fund into Westcore Blue Chip Fund, a series of Westcore Trust an open-end registered investment company.  The conversion and reorganization date is anticipated to be March 28, 2011.

Information regarding the exact details of the reorganization will be released at a later date.

Also on February 8, 2011, the Blue Chip Value Fund’s Board of Directors terminated the Dividend Reinvestment and Cash Purchase Plan (the “Plan”).  Blue Chip Value Fund will declare and pay the final dividend or capital gains distribution, if any, prior to the closing of the reorganization entirely in cash, even to those stockholders who participated in the Plan.  A future press release will provide further details on this final distribution.  In connection with the termination of the Plan, after March 10, 2011, no additional voluntary cash investments or sales will be permitted through the Plan Administrator.

This communication is not intended to, and shall not, constitute an offer to purchase or sell shares of Blue Chip Value Fund or Westcore Trust.

Before making any investment decision, please read the prospectus/proxy statement relating to the reorganization carefully because it contains important information (including investment objectives, policies, strategies, fees, expenses and risk considerations.  Free copies of the prospectus/proxy statement are available by calling (800) 624-4190 or visiting www.blu.com or the SEC website ( http://www.sec.gov).

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